July 11, 2007

BY EDGAR AND U.S. MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street
Washington, D.C. 20549

Attention:  Filing Desk / Rolaine Bancroft

Re:
Response Letter to SEC Comment Letter dated June 27, 2007 relating to Option One Mortgage Loan Trust 2006-2, Form 10-K for the fiscal year ended December 31, 2006, Filed April 2, 2007, File No. 333-130870-01

Enclosed please find the Option One Mortgage Acceptance Corporation’s (“Option One”) letter in response to the Securities & Exchange Commission’s (the “SEC”) June 27, 2007 comment letter.  A blackline of Exhibit A and a clean draft of this document will be sent via overnight mail to the SEC.  The Exhibit A blackline is marked to show changes from the previous language in the Form 10-K that was submitted to the SEC on April 2, 2007.

Our responses to the latest round of questions are as follows:

Form 10-K

Item 1117 Legal Proceedings

1.
We note on page 32 of the prospectus supplement that a class action, filed by Jeffrey Wright, et al., was filed on February 28, 2006.  Please either revise the disclosure to include a discussion of this case or advise us why this case no longer needs to be disclosed.

The Wright case does not need to be disclosed on the Form 10-K because the matter was settled on an individual basis and dismissed.

Item 1119 Affiliations and Certain Relationships and Related Transactions

2.
Please revise the response to this item to indicate that this information has been previously provided in a 424 prospectus.  The answer “None” seems to indicate that there are no affiliations or related transactions.

The response to this item has been changed to read, “The information regarding this Item has been previously filed in a 424(b)(5) filing dated June 28, 2006.”

Item 1122 Compliance with Applicable Servicing Criteria

3.
We note that the assessment reports prepared by Option One Mortgage and Wells Fargo Bank and the related attestation reports identify material instances of noncompliance with the servicing criteria in 1122(d)(1)(iv) and 1122(d)(3)(i).  Please discuss the material instances of noncompliance in the body of the Form 10-K.  See Item 1122(c)(1) of Regulation AB.

Please see Item 1122 of the revised Form 10-K.

Signatures

4.
Please revise the signature block of your Form 10-K to clearly indicate that Mr. Engel is the senior officer in charge of securitization of the depositor.  See General Instruction J(3) to Form 10-K.  Additionally, please make corresponding changes to your Section 302 certification.  See footnote 1 Item 601(b)(31)(ii) of Regulation S-K.

We have revised the signature blocks of the Form 10-K and Section 302 certification to indicate that Mr. Matthew A. Engel is the Senior Officer in Charge of Securitization of the Depositor.

Exhibits

5.	The exhibits, as currently filed, are attached to Form 10-K. Please separately file the exhibits on EDGAR with a proper tag for each respective exhibit.

Please note that the exhibit files will be separately tagged on EDGAR once the Form 10-K/A is filed.

Exhibit 31 – Section 302 Certification

6.
Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K.  In this regard, please revise the last statement in paragraph 4 to state that the servicers have fulfilled their obligations under the servicing agreements “in all material respects.”

Please see the revised language in paragraph 4 stating that the servicers have fulfilled their obligations under the servicing agreements “in all material respects.”

Report on Assessment of Compliance with Servicing Criteria

Exhibit 31(e) – ZC Sterling Insurance Agency, Inc.

7.
The assessment report indicates that ZCSIA used the servicing criteria communicated to it by the servicer to assess compliance with the applicable servicing criteria.  Please explain to us how this complies with Item 1122(2)(a) of Regulation AB, which requires that the party uses the criteria in Item 1122(d) to assess compliance with the applicable servicing criteria or revise.

Please see the revised Exhibit 33(e).

Exhibit 35(b) – Servicing Compliance Statement of Wells Fargo Bank, NA

8.
The statement discloses that the Pooling and Servicing Agreement is dated 1/1/2006.  However, the agreement filed as exhibit 4.1 with Form 8-K on 7/17/07 is dated 6/1/2006.  Please reconcile the inconsistency.

Please see the revised Exhibit 35(b).

9.
Kristen Ann Cronin and Gordon Johnson do not clearly state whether Wells Fargo has fulfilled all of its obligations under the relevant agreements or whether there has been a failure to fulfill any obligation in any material respect.  Refer to Item 1123(b) of Regulation AB.  Please revise.  If you revise the servicer compliance statements to represent that Wells Fargo has fulfilled all of its obligations under the relevant agreement, please explain to us how you reached your conclusion, given the Wells Fargo’s reports on assessment of compliance identified material instances of noncompliance with investor remittances and reporting.

The servicing compliance statement of Wells Fargo has been revised (as reflected on Exhibit A) to state that Wells Fargo has fulfilled its obligations in all material respects under the Pooling and Servicing Agreement for the Trust.  Wells Fargo reaches this conclusion despite the instances of noncompliance identified on its Item 1122 assessment of compliance, because Wells Fargo has determined that the instances of noncompliance detailed in its Item 1122 assessment, which is provided in respect of Wells Fargo’s servicing platform, did not relate to Wells Fargo’s performance on behalf of the Trust.

Option One acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or would like to discuss any comments by calling the undersigned at (949) 790-8128.

Very truly yours,

/s/ Matthew A. Engel

Matthew A. Engel

                                                                       Exhibit A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-K/A

  (Mark one)

  /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 For the fiscal year ended December 31, 2006

      OR

  / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

       Commission file number of issuing entity: 333-130870-01

       Option One Mortgage Loan Trust 2006-2
       (exact name of issuing entity as specified in its charter)

       Commission file number of depositor: 333-130870

       Option One Mortgage Acceptance Corporation
       (exact name of the depositor as specified in its charter)

       Option One Mortgage Corporation
       (exact name of the sponsor as specified in its charter)

  Delaware                                          33-0727357
  (State or other jurisdiction of                   (I.R.S. Employer
  incorporation or organization)                    Identification No.)

   3 Ada
   Irvine, California                          92618
  (Address of principal executive offices)    (Zip Code)

  Registrant's telephone number, including area code: (949) 790-8300

  Securities registered pursuant to Section 12(b) of the Act:

        NONE.

  Securities registered pursuant to Section 12(g) of the Act:

        NONE.

  Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

        Yes  ___     No  X

  Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

        Yes  ___     No  X

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
  1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        Yes  X       No  ___

  Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K ( 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form
  10-K or any amendment to this Form 10-K.

          X

  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

  Large accelerated filer ___ Accelerated filer ___ Non-accelerated filer X

  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

        Yes  ___     No  X

  State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

        Not applicable.

     Documents Incorporated by Reference

  List hereunder the following documents if incorporated by reference and the
  Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1)Any annual report to security holders; (2) Any proxy or information statement; and (3)Any prospectus filed pursuant to Rule 424(b) or
  (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

        None.

                                   PART I
  Item 1.  Business.

            Not applicable.

  Item 1A.  Risk Factors.

            Not applicable.

  Item 1B.  Unresolved Staff Comments.

            None.

  Item 2.  Properties.

            Not applicable.

  Item 3.  Legal Proceedings.

            There were no legal proceedings.

  Item 4.  Submission of Matters to a Vote of Security Holders.

            There were no matters submitted to a vote of the Security Holders.

                                PART II

       Item 5. Market for Registrant's Common Equity, Related Stockholder
               Matters and Issuer Purchases of Equity Securities.

            No established public trading market for the certificates exist.
            There are less than 300 holders of record as of the end of the reporting year.

  Item 6.  Selected Financial Data.

            Not applicable.

  Item 7.  Management's Discussion and Analysis of Financial Condition and
           Results of Operations.

            Not applicable.

  Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

            Not applicable.

  Item 8.  Financial Statements and Supplementary Data.

            Not applicable.

  Item 9.  Changes in and Disagreements With Accountants on Accounting and
           Financial Disclosure.

            Not applicable.

  Item 9A. Controls and Procedures.

            Not applicable.

  Item 9A(T). Controls and Procedures.

            Not applicable.

  Item 9B. Other Information.

            None.

                                PART III

  Item 10. Directors, Executive Officers and Corporate Governance.

            Not applicable.

  Item 11. Executive Compensation.

            Not applicable.

  Item 12. Security Ownership of Certain Beneficial Owners and
           Management and Related Stockholder Matters.

            Not applicable.

  Item 13. Certain Relationships and Related Transactions, and Director
           Independence.

            Not applicable.

  Item 14. Principal Accounting Fees and Services.

            Not applicable.

                Substitute Information Provided in Accordance with General
                Instruction J(2) to Form 10-K

                ADDITIONAL DISCLOSURE ITEMS FOR REGULATION AB

  Item 1112(b) of Regulation AB, Significant Obligor Financial Information.

            No Appicable updates.

  Item 1114(b)(2) and 1115(b) of Regulation AB, Significant Enhancement
             Provider Financial Information.

            No Applicable updates.

  Item 1117 of Regulation AB, Legal Proceedings.

            In July 2004, Option One Mortgage Corporation was named as defendant and served with a class action complaint filed by Larry and Brandi
            Freitag, as plaintiffs, in the Third Judicial Circuit Court in
            Madison County, Illinois. The complaint alleges breach of contract, or in the alternative unjust enrichment, and violation of the
            Illinois Consumer Fraud and Deceptive Business Practices Act.
            Specifically, the plaintiffs allege that Option One Mortgage
            Corporation improperly retained an extra day of per diem interest on residential mortgage loans by charging per diem interest up to and including the date of payoff. The class is defined as all persons in the United States who paid interest on or after the day of payoff and who did not receive a refund from Option One Mortgage
            Corporation of the interest charged on or after the day of payoff.
            This action is one of several actions filed earlier against other lenders by the same attorneys on a similar basis in the same court.
            In one such action, the court granted the defendant's motion to dismiss the plaintiff's claims of defendant's violation of the
            Illinois Consumer Fraud and Deceptive Business Practices Act.
            Plaintiffs have agreed to settle their individual claims; plaintiffs counsel has a motion pending to continue prosecution of the class action. Plaintiffs counsel filed a motion to substitute Larry and
            Pamela Smith as plaintiffs, which was granted. Option One Mortgage
            Corporation filed a motion to compel arbitration. In a similar action before the same judge in the Third Judicial Circuit Court in
            Madison County, Illinois, the Court ruled in favor of the defendants on the underlying per diem interest claim.

            On January 31, 2006, the Circuit Court of Cook County, Illinois
            County Department, Chancery Division, certified a nationwide class action against Option One Mortgage Corporation on a complaint brought by Erin and Earl Austria, in which the Austrias allege that
            Option One impermissibly assessed them a reconveyance fee and authorized the assessment of a title indemnity fee on certain mortgage loans that have been paid-in-full. The Court has granted
            Option Ones motion for an interlocutory appeal of the order of class certification.

  Item 1119 of Regulation AB, Affiliations and Certain Relationships and
             Related Transactions.

             The information regarding this Item has been previously filed in a
             424B5 filing dated June 28, 2006.

  Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria.

         The material instance of noncompliance with respect to criteria
         1122(d)(1)(iv) was that Option One's fidelity bond insurance was less than FNMA requirements by approximately $5.4 million on average during the first six months of the year, and during such six month period reached up to $8.6 million less than the FNMA requirements. Upon discovery of the deficiency, Option One renewed the insurance policy on
         June 17, 2006 for coverage in excess of the FNMA requirements.

         The material instance of noncompliance with respect to criteria
         1122(d)(3)(i) was with respect to Wells Fargo's delinquency reporting.
         During the reporting period, certain monthly investor or remittance reports included errors in the calculation and/or the reporting of delinquencies for the pool assets, which errors may or may not have been material. All such errors were the result of data processing errors and/or the mistaken interpretation of data provided by other parties participating in the servicing function. All necessary adjustments to data processing systems and/or interpretive clarifications have been made to correct those errors and to remedy related procedures.

  Item 1123 of Regulation AB, Servicer Compliance Statement.

            See Exhibit 35.

                                PART IV

  Item 15. Exhibits, Financial Statement Schedules.

   (a) Exhibits

     (4)  Pooling and Servicing Agreement, dated as of June 1, 2006, among
          Option One Mortgage Acceptance Corporation as depositor, Option One
          Mortgage Corporation as master servicer and Wells Fargo Bank, N.A. as trustee (incorporated herein by reference from Exhibit 4.1 of the
          Current Report on Form 8-K of the registrant, as Filed with the
          Commission on July 17, 2006).

     (10) Incorporated by reference as Exhibit 4.

     (31) Rule 13a-14(d)/15d-14(d) Certifications.

    (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

      a) FIS Tax Services f/k/a LSI Tax Services as Sub-Contractor for Option
      One Mortgage Corporation, as Sub-Contractor
      b) Option One Mortgage Corporation, as Master Servicer  c) Wells Fargo
      Bank, N.A., as Trustee  d) Wells Fargo Bank, N.A., as Custodian
      e) ZC Sterling Insurance Agency, Inc. as Sub-Contractor for Option One
      Mortgage Corporation, as Sub-Contractor

     (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

      a) FIS Tax Services f/k/a LSI Tax Services as Sub-Contractor for Option
      One Mortgage Corporation, as Sub-Contractor
      b) Option One Mortgage Corporation, as Master Servicer  c) Wells Fargo
      Bank, N.A., as Trustee  d) Wells Fargo Bank, N.A., as Custodian
      e) ZC Sterling Insurance Agency, Inc. as Sub-Contractor for Option One
      Mortgage Corporation, as Sub-Contractor

     (35) Servicer compliance statement.

      a) Option One Mortgage Corporation, as Master Servicer  b) Wells Fargo
      Bank, N.A., as Trustee

   (b) Not applicable.

   (c) Omitted.

   Filed herewith.

                                SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange
  Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Option One Mortgage Acceptance Corporation
    (Depositor)

    /s/ Matthew A. Engel
    Matthew A. Engel, Chief Financial Officer
    Senior Officer in Charge of Securitization of the Depositor

    Date:      March 30, 2007

  Exhibit Index

  Exhibit No.

     (31) Rule 13a-14(d)/15d-14(d) Certifications.

    (33) Reports on assessment of compliance with servicing criteria for asset-backed securities.

      a) FIS Tax Services f/k/a LSI Tax Services as Sub-Contractor for Option
      One Mortgage Corporation b) Option One Mortgage Corporation, as Master
      Servicer c) Wells Fargo Bank, N.A., as Trustee d) Wells Fargo Bank, N.A.,
      as Custodian e) ZC Sterling Insurance Agency, Inc. as Sub-Contractor for
      Option One Mortgage Corporation

     (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities.

      a) FIS Tax Services f/k/a LSI Tax Services as Sub-Contractor for Option
      One Mortgage Corporation b) Option One Mortgage Corporation, as Master
      Servicer c) Wells Fargo Bank, N.A., as Trustee d) Wells Fargo Bank, N.A.,
      as Custodian e) ZC Sterling Insurance Agency, Inc. as Sub-Contractor for
      Option One Mortgage Corporation

     (35) Servicer compliance statement.

      a) Option One Mortgage Corporation, as Master Servicer b) Wells Fargo
      Bank, N.A., as Trustee

  EX-31 Rule 13a-14(d)/15d-14(d) Certifications

  I, Matthew A. Engel, the Chief Financial Officer of Option One Mortgage
  Acceptance Corporation, certify that:

  1. I have reviewed this report on Form 10-K and all reports on Form 10-D required to be filed in respect of the period covered by this report on
     Form 10-K of Option One Mortgage Loan Trust 2006-2, Asset-Backed
     Certificates, Series 2006-2 (the "Exchange Act periodic reports");

  2. Based on my knowledge, the Exchange Act periodic reports taken as a whole, do not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3. Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

  4. Based on my knowledge and the servicer compliance statements required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the servicers have fulfilled their obligations under the servicing agreement in all material
      respects; and

  5. All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to this report, except as otherwise disclosed in this report. Any material instances of noncompliance described in such reports have been disclosed in this report on Form 10-K.

     In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties: Wells Fargo Bank,
     N.A.

     Dated:    March 30, 2007

     /s/ Matthew A. Engel
     Signature

     Chief Financial Officer
     Title
     (Senior Officer in Charge of Securitization of the Depositor)

EX-33 (a)
(logo) FIS TAX SERVICES
A DIVISION OF FIDELITY NATIONAL INFORMATION SERVICES

FIS Tax Services 3100 New York Drive, Suite 100 Pasadena, CA 91107
tel:626.345.2010 * 866-457.4112 fax:626.398.5205

Management Compliance Statement

Management of FIS Tax Services (FIS) and formerly known as LSI Tax Services, is responsible for assessing compliance with applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission
relating to residential mortgage loans (the Platform), except for General
Servicing Consideration criteria (i)-(iv), Cash Collections and Administration
(i)-(vii), Investor Remittances and Reporting (i)-(iv), and Pool Asset
Administration (i)-(x), (xiv), and (xv), which FIS has determined are not applicable to the activities it performs with respect to the Platform.

FIS' management has assessed the effectiveness of the Company's compliance with the applicable servicing criteria as of and for the year ended 2006. In making this assessment, management used the criteria set forth by the Securities and
Exchange Commission in paragraph (d) of Item 1122 of Regulation AB. FIS has determined the following servicing criteria in paragraph (d)(4) of Item 1122 are applicable to the activities it performed with respect to the Platform:

(xi)    Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.

(xii)   Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.

(xiii)  Disbursements, made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.

Based on such assessment, management believes that, as of and for the year ended
December 31, 2006, FIS has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and
Exchange Commission relating to the servicing of the Platform.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to management's assessment of compliance with the applicable servicing criteria as of and for the year ended 2006.

To the best of my knowledge and belief, based on such assessment, FIS has fulfilled all of its applicable obligations throughout the reporting period.

/s/ Darryl A. DeBond
Darryl A. DeBond
Executive Vice President

January 22, 2007

EX-33 (b) (logo) OPTION ONE MORTGAGE One gets it done.

www.optiononemortgage.com

Certification Regarding Compliance with Applicable Servicing Criteria

1.  Option One Mortgage Corporation and its wholly owned subsidiary, Premier
    Property Tax Services, LLC (the "Company" or "Option One") is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of SEC Regulation AB, as of and for the 12-month period ended December 31, 2006 (the "Reporting Period"), as set forth in
    Appendix A hereto. The transactions covered by this report include publicly-issued asset-backed securities transactions issued on or after
    January 1, 2006 for which the Company acted as the master servicer or servicer, involving first lien and second lien subprime residential mortgage loans, excluding loans originated and serviced by Option One and sold to
    Government Sponsored Enterprises such as FNMA ("Fannie Mae") and FHLMC
    ("Freddie Mac") (the "Platform").

2.  Except as set forth in paragraph 3 below, the Company used the criteria set forth in paragraph (d) of Item 1122 of SEC Regulation AB to assess the compliance with the applicable servicing criteria;

3.  The criteria listed in the columns titled "Inapplicable Servicing Criteria"
    on Appendix A hereto are inapplicable to the Company based on the activities it performs, with respect to the Platform;

4.  The Company has complied, in all material respects, with the applicable servicing criteria for the Reporting Period with respect to the Platform taken as a whole, except as described on Appendix B hereto;

5.  KPMG LLP, a registered public accounting firm, has issued an attestation report on the Company's assessment of compliance with the applicable servicing criteria for the Reporting Period.

This certification is dated March 21, 2007.

Option One Mortgage Corporation

By:/s/Rodney A. Smith
Name: Rodney A. Smith
Title: Vice President, Investor Accounting

6501 Irvine Center Drive * Irvine * California * 92618 * (800) 704-0800

(logo) EQUAL HOUSING LENDER 1 (page)

(logo) OPTION ONE MORTGAGE One gets it done.

www.optiononemortgage.com

APPENDIX A

INAPPLICABLE

APPLICABLE                             SERVICING
                             SERVICING                              CRITERIA                              SERVICING
CRITERIA                          CRITERIA
                                                                                                  Performed
by          Not

subservicer(s) performed by
                                                                                Performed           by           or
vendor(s)      Option One or
                                                                 Performed         Vendor(s)         for        for
which              by
                                                                  Directly         which        Opton        Option
One        subservicer(s)
                                                                    by       One       is      the      is      NOT
the        or vendor (s)
                                                                  Option              One               Responsible
Responsible       retained by
                                                                                Party
Party          Option One
Reference                        Criteria

                   General Servicing Considerations

                   Policies               and                procedures                are               instituted
X^1                                                   x^2
                   to monitor any performance or other
                   triggers and events of default in
                   accordance with the transaction
1122(d)(1)(i) agreements.

                   If any material servicing activities X^3 are outsourced to third parties, policies and procedures are instituted to
                   monitor the third party's performance and compliance with
                   such servicing
1122(d)(1)(ii) activities.

                   Any                          requirements                         in                         the
transaction                                                                      X
                   agreements to maintain a back-up servicer
1122(d)(1)(iii)    for the pool assets are maintained.

                   A fidelity bond and errors and X omissions policy is in
                   effect on the party participating in the servicing function throughout the reporting period in the amount of coverage
                   required by and otherwise in accordance with the terms of
1122(d)(1)(iv) the transaction agreements.

                   Cash Collection and Administration

                   Payments on pool assets are deposited X into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction
1122(d)(2)(i) agreements.

                   Disbursements made via wire transfer on           X
                   behalf of an obligor or to investor are
1122(d)(2)(ii) made only by authorized personnel.

                   Advances of funds or guarantees X regarding collections, cash flows or distributions, and any interest or other fees
                   charged for such advances, are made, reviewed, and approved as specified in
1122(d)(2)(iii) the transaction agreements.

1^ Option One asserts to the component of the criterion of monitoring Servicer events of default and Servicer termination triggers related to events of default.

2^ Another party performs all other activities related to this criterion.

3^ Option One asserts that only two third parties exist within this criterion
   FIS Tex Services (formerly known as LSI Tax Services) and ZC Sterling
   Insurance Agency Inc. "ZCSIA". Both of these third parties have provided an assertion end related attestation report for the activities they perform with respect to the relevant criteria.

6501 Irvine Center Drive * Irvine * California * 92618 * (800) 704-0800

(logo) EQUAL HOUSING LENDER

2
(page)

(logo) OPTION ONE MORTGAGE One gets it done.

www.optiononemortgage.com

INAPPLICABLE

APPLICABLE                             SERVICING
                             SERVICING                              CRITERIA                              SERVICING
CRITERIA                          CRITERIA
                                                                                                  Performed
by          Not

subservicer(s) performed by
                                                                                Performed           by           or
vendor(s)      Option One or
                                                                 Performed         Vendor(s)         for        for
which              by
                                                                  Directly         which        Opton        Option
One        subservicer(s)
                                                                    by       One       is      the      is      NOT
the        or vendor (s)
                                                                  Option              One               Responsible
Responsible       retained by
                                                                                Party
Party          Option One
Reference                        Criteria

                   The                  related                  accounts                  for                  the
X^4                                                X^5
                   transaction, such as cash reserve
                   accounts or accounts established as a
                   form of overcollateralization, are
                   separately maintained (e.g., with respect
                   to commingling of cash) as set forth in
1122(d)(2)(iv) the transaction agreements.

                   Each custodial account is maintained at           X
                   a federally insured depository
                   institution as set forth in the
                   transaction agreements. For purposes of
                   this criterion, "federally insured
                   depository institution" with respect to a
                   foreign financial institution means a
                   foreign financial institution that meets
                   the requirements of Rule 13k-1(b)(1)
1122(d)(2)(v) of the Securities Excahnge Act.

                   Unissued checks are safeguarded so as             X^6
1122(d)(2)(vi)     to prevent unauthorized access.

                   Reconciliations are prepared on a                 X
                   monthly basis for all asset-backed
                   securities related bank accounts,
                   including custodial accounts and related
                   bank clearing accounts. These
                   reconciliations are (A) mathematically
                   accurate; (B) prepared within 30
                   calendar days after the bank statement
                   cutoff date, or such other number of days
                   specified in the transaction agreements;
                   (C) reviewed and approved by someone
                   other than the person who prepared the
                   reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved
                   within 90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
1122(d)(2)(vii) agreements.

4^ Option One asserts to this criterion with respect to establishing and maintaining principal & interest custodial accounts and impound (tax &
   insurance) custodial accounts.

5^ Another party performs all other activities related to this criterion.

6^ Option One asserts in whole to this criterion as Option One utilizes safety paper blank check stock and has no unissued checks.

6501 Irvine Center Drive * Irvine * California * 92618 * (800) 704-0800

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INAPPLICABLE

APPLICABLE                             SERVICING
                             SERVICING                              CRITERIA                              SERVICING
CRITERIA                          CRITERIA
                                                                                                  Performed
by          Not

subservicer(s) performed by
                                                                                Performed           by           or
vendor(s)      Option One or
                                                                 Performed         Vendor(s)         for        for
which              by
                                                                  Directly         which        Opton        Option
One        subservicer(s)
                                                                    by       One       is      the      is      NOT
the        or vendor (s)
                                                                  Option              One               Responsible
Responsible       retained by
                                                                                Party
Party          Option One
Reference                        Criteria

                   Investor                                     Remittances                                     and
Reporting

                   Reports to investors, including those            X^7
                   to be filed with the Commission, are
                   maintained in accordance with the
                   transaction agreements and applicable
                   Commission requirements. Specifically,
                   such reports (A) are prepared in
                   accordance with timeframes and other
                   terms set forth in the transaction
                   agreements;                                      (B)                                     provide
information                                                                  X^8
                   calculated in accordance with the terms specified in the
                   transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with the investors' or trustee's records as to the total unpaid
                   principal balance and number of [pool
1122(d)(3)(i) assets] serviced by the Servicer.

                   Amounts            due            to             investors             are             allocated
X^9                                                  X^10
                   and                        remitted                        in                         accordance
with
                   timeframes,                                 distribution                                priority
and
                   other               terms               set               forth              in              the
transaction
 1122(d)(3)(ii) agreements.

                   Disbursements made to an investor are           X
                   posted within two business days to the
                   Servicer's                investor                records,                or                such
other
                   number              of              days              specified              in              the
transaction
1122(d)(3)(iii) agreements.

                   Amounts remitted to investors per the           X
                   investor reports agree with cancelled
                   checks,              or             other              form             of              payment,
or
1122(d)(3)(iv) custodial bank statements.

                   Pool                                                                                       Asset
Administration

                   Collateral             or             security             on            pool             assets
X^11                                                 X^12
                   is                  maintained                  as                  required                  by
the
                   transaction                      agreements                      or                      related
mortgage
1122(d)(4)(i) loan documents.

7^  For (A), (B), and (D), the Option One assertion to this criterion is only for the functions of a Servicer clearly identified in transaction documents.
    (C) is not applicable to Option One.

8^ Another party performs all other activities related to this criterion.

9^  Option One asserts to timely remittances to the Trustee as defined in the transaction agreements.

10^ Another party performs all other activities related to this criterion.

11^ Option One asserts to this criterion only as it relates to its obligation to request and obtain a collateral file from the custodian in accordance with the transaction agreements.

12^ Another party performs all other activities related to this criterion.

6501 Irvine Center Drive * Irvine * California * 92618 * (800) 704-0800

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INAPPLICABLE

APPLICABLE                             SERVICING
                             SERVICING                              CRITERIA                              SERVICING
CRITERIA                          CRITERIA
                                                                                                  Performed
by          Not

subservicer(s) performed by
                                                                                Performed           by           or
vendor(s)      Option One or
                                                                 Performed         Vendor(s)         for        for
which              by
                                                                  Directly         which        Opton        Option
One        subservicer(s)
                                                                    by       One       is      the      is      NOT
the        or vendor (s)
                                                                  Option              One               Responsible
Responsible       retained by
                                                                                Party
Party          Option One
Reference                        Criteria

                   pool             assets            and             related             documents             are
X^13                                                   X^14
                   safeguarded                         as                        required                        by
the
1122(d)(4)(ii) transaction agreements.

                   Any                        additions,                        removals,                        or
X^15                                                  X^16
                   substitutions              to             the             asset             pool             are
made,
                   reviewed,                and                approved                in                accordance
with
                   any                 conditions                or                 requirements                 in
the
1122(d)(4)(iii) transaction agreements.

                   Payments            on            pool             assets,             including             any
X
                   payoffs,                 made                 in                 accordance                 with
related
                   pool             asset              documents              are             posted             to
the
                   Servicer's                     obligor                    records                     maintained
no
                   more                  than                  two                  business                   days
after
                   receipt,              or             such              other              number              of
days
                   specified                        in                       the                        transaction
agreements,
                   and                allocated               to                principal,                interest,
or
                   other                  items                  (e.g.,                  escrow)                 in
accordance
1122(d)(4)(iv) with the related pool asset documents.

                   The                Servicer's                records                regarding                the
X
                   pool                   assets                   agree                  with                  the
Servicer's
                   records                   with                   respect                  to                  an
obligor's
1122(d)(4)(v) unpaid principal balance.

                   Changes           with           respect           to           the           terms           or
X
                   status             of             an              obligor's              pool              asset
(e.g.,
                   loan                       modifications                      or                      re-agings)
are
                   made,                  reviewed                  and                 approved                 by
authorized
                   personnel                       in                        accordance                        with
the
                   transaction                      agreements                      and                     related
pool
1122(d)(4)(vi) asset documents.

                   Loss                mitigation                or                recovery                 actions
X
                   (e.g.,                                     forbearance                                    plans,
modifications
                   and                    deeds                    in                    lieu                    of
foreclosure,
                   foreclosures                                 and                                  repossessions,
as
                   applicable) are initiated, conducted, and
                   concluded                                     in                                      accordance
with
                   the                          timeframes                         or                         other
requirements
                   established                                        by                                        the
transaction
1122(d)(4)(vii) agreements.

                   Records                    documenting                     collection                    efforts
X
                   are              maintained              during             the             period             a
pool
                   asset                is                 delinquent                 in                 accordance
with
                   the                      transaction                      agreements.                       Such
records
                   are               maintained               on              at               least              a
monthly
                   basis,             or            such             other             period             specified
in
                   the                      transaction                       agreements,                       and
describe
                   the                        entity's                         activities                        in
monitoring
                   delinquent                      pool                      assets                      including,
for
1122(d)(4)(viii) example, phone calls, letters, and

13^ Option One asserts to this criterion as it relates to its responsibility to return collateral files to the custodian when required under the transaction agreements.

14^ Another party performs all other activities related to this criterion.

15^ Option One assertion to this criterion is only for the functions of a
    Servicer clearly identified in transaction documents.

16^ Another party performs all other activities related to this criterion.

6501 Irvine Center Drive * Irvine * California * 92618 * (800) 704-0800

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5
(page)

(logo) OPTION ONE MORTGAGE One gets it done.

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INAPPLICABLE

APPLICABLE                             SERVICING
                             SERVICING                              CRITERIA                              SERVICING
CRITERIA                          CRITERIA
                                                                                                  Performed
by          Not

subservicer(s) performed by
                                                                                Performed           by           or
vendor(s)      Option One or
                                                                 Performed         Vendor(s)         for        for
which              by
                                                                  Directly         which        Opton        Option
One        subservicer(s)
                                                                    by       One       is      the      is      NOT
the        or vendor (s)
                                                                  Option              One               Responsible
Responsible       retained by
                                                                                Party
Party          Option One
Reference                        Criteria

                   payment                 rescheduling                plans                in                cases
where
                   delinquency                       is                      deemed                       temporary
(e.g.,
                   illness                                                                                       or
unemployment).

                   Adjustments             to             interest             rates            or            rates
X
                   of              return              for              pool               assets              with
variable
                   rates              are              computed              based              on              the
related
1122(d)(4)(ix) pool asset documents.

                   Regarding any funds held in trust for             X
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related [pool asset], or such other number
                   of days specified in the transaction
1122(d)(4)(x) agreements.

                   Payments made on behalf of an obligor             X^17                                X
                   (such             as             tax             or             insurance              payments)
are
                   made           on          or           before           the           related           penalty
or
                   expiration                 dates,                 as                 indicated                on
the
                   appropriate                 bills                 or                 notices                 for
such
                   payments,                provided                that                such                support
has
                   been           received           by          the           servicer           at          least
30
                   calendar              days             prior             to             these             dates,
or
                   such             other             number             of             days              specified
in
1122(d)(4)(xi) the transaction agreements.

                   Any late payment penalties in                     X^18                                X
                   connection           with           any           payment           to          be          made
on
                   behalf           of           an            obligor            are           paid           from
the
                   servicer's              funds             and             not             charged             to
the
                   obligor,             unless             the             late             payment             was
due
1122(d)(4)(xii) to the obligor's error or omission.

17^ Option One asserts only to tax disbursements made by wholly-owned Premier
    Property Tax Services, LLC. Option One also outsources the activities required by this criterion to third parties - FIS Tax Services (formerly known as LSI Tax Services) and ZC Sterling Insurance Agency Inc. "ZCSIA"
    each of whom has performed an assessment of their compliance obtained a related attestation report.

18^ Option One asserts only to late payments related to tax disbursements made by wholly-owned Premier Property Tax Services, LLC. Option One also outsources the activities required by this criterion to third parties - FIS
    Tax Services (formerly known as LSI Tax Services) and ZC Sterling Insurance
    Agency Inc. "ZCSIA" - each of whom has performed an assessment of their compliance obtained a related attestation report.

6501 Irvine Center Drive * Irvine * California * 92618 * (800) 704-0800

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INAPPLICABLE

APPLICABLE                             SERVICING
                             SERVICING                              CRITERIA                              SERVICING
CRITERIA                          CRITERIA
                                                                                                  Performed
by          Not

subservicer(s) performed by
                                                                                Performed           by           or
vendor(s)      Option One or
                                                                 Performed         Vendor(s)         for        for
which              by
                                                                  Directly         which        Opton        Option
One        subservicer(s)
                                                                    by       One       is      the      is      NOT
the        or vendor (s)
                                                                  Option              One               Responsible
Responsible       retained by
                                                                                Party
Party          Option One
Reference                        Criteria

                   Disbursements made on behalf of an                X^19                                X
                   obligor                  are                  posted                  within                 two
business
                   days                  to                 the                  obligor's                  records
maintained
                   by          the           Servicer,           or           such           other           number
of
                   days                          specified                          in                          the
transaction
1122(d)(4)(xiii) agreements.

                   Delinquencies,                                  charge-offs,                                 and
X
                   uncollectible                     accounts                    are                     recognized
and
                   recorded                        in                        accordance                        with
the
1122(d)(4)(xiv) transaction agreements.

                   Any                        external                        enhancement                        or
other                                                                        X
                   support,                                      identified                                      in
Item
                   1114(a)(1)              through             (3)             or             Item             1115
of
                   this             Regulation             AB,             is             maintained             as
set
1122(d)(4)(xv) forth in the transaction agreements.

19^ Option One asserts only to tax disbursements made by wholly-owned Premier
    Property Tax Services, LLC. Option One also outsources the activities required by this criterion to third parties - FIS Tax Services (formerly known as LSI Tax Services) and ZC Sterling Insurance Agency Inc. "ZCSIA" -
    each of whom has performed an assessment of their compliance obtained a related attestation report.

6501 Irvine Center Drive * Irvine * California * 92618 * (800) 704-0800

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APPENDIX B

Criteria 1122(d)(1)(iv)
Option One's fidelity bond insurance was less than FNMA requirements by approximately $5.4 million on average during the first six months of the year, and during such six month period reached up to $8.6 million less than the FNMA requirements. Upon discovery of the deficiency, Option One renewed the insurance policy on June 17,2006 for coverage in excess of the FNMA requirements.

6501 Irvine Center Drive * Irvine * California * 92618 *(800) 704-0800

(logo) EQUAL HOUSING LENDER 8

EX-33 (c)
(logo) WELLS FARGO

Corporate Trust Services
9062 Old Annapolis Road
Columbia, MD 21045-1951
410 884-2000
410 715-2380 Fax

Wells Fargo Bank, N.A.

ASSESSMENT OF COMPLIANCE WITH APPLICABLE SERVICING CRITERIA

Corporate Trust Services division of Wells Fargo Bank, National Association (the
"Company") provides this assessment of compliance with the following applicable servicing criteria set forth in Item 1122(d) of Regulation AB promulgated by the
Securities and Exchange Commission. Management has determined that the servicing criteria are applicable in regards to the servicing platform for the period as follows:

Platform: Publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities, for which the Company provides master servicing, trustee, securities administration or paying agent services, excluding transactions issued by any agency or instrumentality of the U.S. government or any government sponsored entity (the "Platform").

Applicable Servicing Criteria: All servicing criteria set forth in Item 1122(d), to the extent required in the related transaction agreements or required by the
Item 1122(d) servicing criteria in regards to the activities performed by the
Company, except for the following criteria: 1122(d)(1)(iii), 1122(d)(4)(ii),
1122(d)(4)(iv), 1122(d)(4)(v), 1122(d)(4)(viii), 1122(d)(4)(ix), 1122(d)(4)(x),
1122(d)(4)(xi), 1122(d)(4)(xii) and 1122(d)(4)(xiii), which management has determined are not applicable to the activities the Company performs with respect to the Platform (the "Applicable Servicing Criteria").

Period: Twelve months ended December 31, 2006 (the "Period").

Third parties classified as vendors: With respect to servicing criteria
1122(d)(4)(i), the Company has engaged various vendors to handle certain Uniform
Commercial Code filing functions required by the servicing criteria ("vendors").
The Company has determined that none of the vendors is a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company elects to take responsibility for assessing compliance with the portion of the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of
Corporation Finance Manual of Publicly Available Telephone Interpretations
("Interpretation 17.06"). The Company has policies and procedures in place to provide reasonable assurance that each vendor's activities comply in all material respects with the servicing criteria applicable to each vendor. The
Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria.

With respect to the Platform and the Period, the Company provides the following assessment of compliance with respect to the Applicable Servicing Criteria:

1. The Company is responsible for assessing its compliance with the Applicable
Servicing Criteria.

2. The Company has assessed compliance with the Applicable Servicing Criteria, including servicing criteria for which compliance is determined based on
Interpretation 17.06 as described above, as of and for the Period. In performing this assessment, management used the criteria set forth by the Securities and
Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

3. Other than as identified on Schedule A hereto, as of and for the Period, the
Company was in material compliance with the Applicable Servicing Criteria. Any material instances of noncompliance by a vendor of which the Company is aware and any material deficiency in the Company's policies and procedures to monitor vendors' compliance that the Company has identified is specified on Schedule A hereto.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to the Company's foregoing assessment of compliance as of and for the Period.

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:/s/ Brian Bartlett
Brian Bartlett

Its:   Executive Vice President

Dated: March 1, 2007

(page)

(logo) WELLS FARGO

Corporate Trust Services
9062 Old Annapolis Road
Columbia, MD 21045-1951
410 884-2000
410 715-2380 Fax

Wells Fargo Bank, N.A.

Schedule A

Material Instances of Noncompliance by the Company

1122(d)(3)(i)- Delinquency Reporting - During the reporting period, certain monthly investor or remittance reports included errors in the calculation and/or the reporting of delinquencies for the pool assets, which errors may or may not have been material. All such errors were the result of data processing errors and/or the mistaken interpretation of data provided by other parties participating in the servicing function. All necessary adjustments to data processing systems and/or interpretive clarifications have been made to correct those errors and to remedy related procedures.

Material instances of Noncompliance by any Vendor

NONE

Material Deficiencies In Company's Policies and Procedures to Monitor Vendors'
Compliance

NONE

EX-33 (d)
(logo) WELLS FARGO

Wells Fargo Bank, N.A.
Document Custody
1015 10th Avenue SE
Minneapolis, MN 55414

Appendix I

ASSESSMENT OF COMPLIANCE WITH APPLICABLE SERVICING CRITERIA

Corporate Trust Services division of Wells Fargo Bank, National Association (the
"Company") is responsible for assessing compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB promulgated by the Securities and
Exchange Commission. The Company has determined that the servicing criteria are applicable in regard to the servicing platform for the period as follows:

Platform: Publicly-issued (i.e., transaction-level reporting required under the
Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January
1, 2006, for which the Company provides document custody services, excluding any publicly issued transactions issued by any government sponsored entity (the
"Platform").

Applicable Servicing Criteria: The servicing criteria set forth in Item
1122(d)(4)(i) and 1122(d)(4)(ii), in regard to the activities performed by the
Company with respect to the Platform (the "Applicable Servicing Criteria"). The
Company has determined that all other servicing criteria set forth in Item
1122(d) are not applicable to the Platform.

Period: Twelve months ended December 31, 2006 (the "Period").

With respect to the Platform, the Company provides the following assessment of compliance with respect to the Applicable Servicing Criteria:

1. The Company is responsible for assessing the Company's compliance with the
Applicable Servicing Criteria as of and for the Period.

2. The Company has assessed compliance with the Applicable Servicing Criteria.
In performing this assessment, the Company used the criteria set forth by the
Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation
AB.

3. Based on such assessment, as of and for the Period, the Company has complied, in all material respects with the Applicable Servicing Criteria.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to the Company's assessment of compliance as of and for the Period.

WELLS FARGO BANK, NATIONAL ASSOCIATION

By: /s/ Shari L. Gillund
Shari L. Gillund

Its: Senior Vice President

Dated: March 1, 2007

EX-33 (e)
(logo) ZC STERLING

ZC Sterling Corporation
210 Interstate North Parkway
Suite 400
Atlanta, GA 30339

Tel 770.690.8400
Fax 770.690.8240
http://www.zcsterling.com

Report on Assessment of Compliance with Securities and Exchange
Commission's Regulation AB Servicing Criteria

For the calendar year ending December 31 2006, or portion thereof (the
"Period"), ZC Sterling Insurance Agency, Inc. ("ZCSIA") has been a subcontractor for Servicers identified in Appendix A.

The undersigned are Senior Vice Presidents of ZCSIA, have sufficient authority to make the statements contained in this Assertion and are responsible for assessing compliance with the servicing criteria applicable to ZCSIA. ZCSIA has used the criteria set forth in the following sentence to assess compliance with the applicable servicing criteria. The servicing criteria set forth in items1122
(d) 1(iv), 1122 (d) 2(vi), 1122 (d) 4(xi), 1122 (d) 4(xii), and 1122 (d) 4(xiii)
of Regulation AB are applicable to the activities performed by ZCSIA with respect to the Platforms covered by this report. The remaining servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission's
Regulation AB are not applicable to the activities performed by ZCSIA with respect to the Platform covered by this report. As a subcontractor for Servicer,
ZCSIA has determined that it complied in all material respects with the servicing criteria listed below. ZCSIA engaged Ernst & Young, LLP ("E&Y"), a registered public accounting firm, to review ZCSIA's assessment, and E&Y has issued an attestation report on ZCSIA's assessment of compliance with the applicable servicing criteria for the Period.

1. ZCSIA maintained a fidelity bond and errors & omissions policy in effect on
ZCSIA throughout the reporting period in the amount of coverage required by the transaction agreements between the Servicer and ZCSIA (1122(d)((1)(iv)).

2. To the extent that ZCSIA prints checks for Servicer or otherwise has
Servicer's checks or check stock, unissued checks are safeguarded so as to prevent unauthorized access (1122(d)(2)(vi)). [AS OF DECEMBER 31, 2006, THIS
PROVISION WILL APPLY ONLY FOR THE FOLLOWING SERVICERS: ABN Amro Mortgage Group,
Inc, Option One Mortgage Corporation, Sun Trust Mortgage, Inc., HomEq Servicing
Corporation, Wachovia Insurance Corporation, Wells Fargo Home Mortgage].

3. Payments made on behalf of Servicer's obligor for insurance premiums are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the Servicer at least thirty (30) calendar days prior to these dates, or such other number of days specified in the transaction agreements between Servicer and ZCSIA (1122(d)(4)(xi)).

4. Any late payment penalties in connection with any payment for insurance to be made on behalf of Servicer's obligor are paid from the Servicer's funds or
ZCSIA's funds and not charged to Servicer's obligor, unless the late payment was due to the obligor's error or omission (1122(d)(4)(xii)).

5. File(s) provided to Servicer from which Servicer may make disbursements made on behalf of Servicer's obligor are provided to Servicer on an accurate and timely basis and the information thereon is subject to such controls as are specified in the transaction agreements between Servicer and ZCSIA
(1122(d)(4)(xiii)).

This assessment of compliance supersedes the undersigned's assessment of compliance dated February 20, 2007.

Sincerely,
ZC STERLING INSURANCE AGENCY, INC.

By: /s/ Arthur J. Castner
Arthur J. Castner

Title: Senior Vice President - Hazard Operations

Date: February 20, 2007

By: /s/ James P. Novak
James P. Novak

Title: Senior Vice President & General Counsel

Date: July 9, 2007

(page)

Appendix A
The following is a list of Clients serviced on the ZC Sterling Integrated
Product Solution (ZIPS) Platform:

     1. ABN Amro Mortgage Group, Inc. 2. Dovenmuehle Mortgage, Inc. 3. HomEq
        Servicing Corporation 4. Option One Mortgage Corporation 5. People's
        Choice Home Loan, Inc. 6. Sun Trust Mortgage, Inc.
     7. Wachovia Insurance Agency (and its affiliates, including Wachovia
        Mortgage Corporation)
     8. Wells Fargo Home Mortgage

EX-34 (a)
(logo) KPMG

100 North Tampa Street
Suite 1700
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm

The Board of Directors
Fidelity National Information Services, Inc
FIS Tax Services (FIS)

We have examined management's assessment, included in the accompanying
Management Compliance Statement that FIS Tax Services (FIS) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange
Commission's Regulation to residential mortgage loans (the Platform), except for
General Servicing Consideration criteria (i)-(iv), Cash Collections and
Administration (i)-(vii), Investor Remittances and Reporting (i)-(iv), and Pool
Asset Administration (i)-(x), (xiv), and (xv), which FIS has determined are not applicable to the activities it performs with respect to the Platform, as of and for the period ending December 31, 2006. FIS has determined the following servicing criteria from 1122(d)(4) were applicable to the activities it performs with respect to the Platform.

(xi)    Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.

(xii)   Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.

(xiii)  Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.

Management is responsible for FIS' compliance with those servicing criteria. Our responsibility is to express an opinion on management's assessment about FIS'
compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about FIS' compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual residential mortgage loans that comprise the Platform, testing of less than all of the servicing activities related to the Platform, and determining whether FIS processed those selected transactions and performed those selected activities in compliance with the servicing criteria.
Furthermore, our procedures were limited to the selected transactions and servicing activities performed by FIS during the period covered by this report.
Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by FIS during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on FIS' compliance with the servicing criteria. In our opinion, management's assessment that FIS complied with the aforementioned servicing criteria as of and for the year ended December 31, 2006 is fairly stated, in all material respects.

/s/ KPMG LLP

Tampa, Florida
January 22, 2007

KPMG LLP, a U.S. limited habilay partnership, is the U.S. member firm of KPMG
International, a Swiss cooperative.

EX-34 (b)
(logo) KPMG

KPMG LLP
Suite 700
600 Anton Boulevard
Costa Mesa, CA 92626-7651

Report of Independent Registered Public Accounting Firm

The Board of Directors
Option One Mortgage Corporation:

We have examined the compliance of Option One Mortgage Corporation and its wholly owned subsidiary, Premier Property Tax Services, LLC (collectively, the
Company), with the servicing criteria set forth in Item 1122(d) of the
Securities and Exchange Commission's Regulation AB for publicly-issued asset-backed securities transactions issued on or after January 1, 2006 for which the Company acted as the master servicer or servicer, involving first lien and second lien subprime residential mortgage loans, excluding loans serviced for transactions issued by any government sponsored enterprises (the Platform), as of and for the 12 month period ended December 31, 2006, to the extent applicable as indicated in Appendix A under the heading "Performed Directly by
Option One". Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board ( United States) and, accordingly, included examining, on a test basis, evidence about the Company 's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset-backed transactions and securities that comprise the Platform, testing of less than all of the servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the
Company's compliance with the servicing criteria.

Our examination disclosed the following instance of material noncompliance with the servicing criteria 1122(d)(1)(iv) applicable to the Company during the year ended December 31, 2006. With respect to requirements in the transaction agreements to maintain fidelity bond insurance in an amount that would meet the requirements of Fannie Mae, the fidelity bond amount was lower than the required amount for the period January 1, 2006 to June 16, 2006.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG
International, a Swiss cooperative.

(page)

In our opinion, except for the instance of material noncompliance described above, the Company complied, in all material respects, with the aforementioned servicing criteria, as of and for the 12 month period ended December 31, 2006.

/s/KPMG LLP

Costa Mesa, California
March 21, 2007

(page) APPENDIX A

INAPPLICABLE

APPLICABLE                             SERVICING
                             SERVICING                              CRITERIA                              SERVICING
CRITERIA                          CRITERIA
                                                                                                  Performed
by          Not

subservicer(s) performed by
                                                                                Performed           by           or
vendor(s)      Option One or
                                                                 Performed         Vendor(s)         for        for
which              by
                                                                  Directly         which        Opton        Option
One        subservicer(s)
                                                                    by       One       is      the      is      NOT
the        or vendor (s)
                                                                  Option              One               Responsible
Responsible       retained by
                                                                                Party
Party          Option One
Reference                        Criteria

                   General Servicing Considerations

                   Policies               and                procedures                are               instituted
X^1                                                   X^2
                   to monitor any performance or other
                   triggers and events of default in
                   accordance with the transaction
1122(d)(1)(i) agreements.

                   If                any                material                servicing                activities
X^3                                                   X^4
                   are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and
                   compliance with such servicing
1122(d)(1)(ii) activities.

                   Any                          requirements                         in                         the
transaction                                                                      X
                   agreements to maintain a back-up servicer
1122(d)(1)(iii)    for the pool assets are maintained.

                   A fidelity bond and errors and X omissions policy is in
                   effect on the party participating in the servicing function throughout the reporting period in the amount of coverage
                   required by and otherwise in accordance with the terms of
1122(d)(1)(iv) the transaction agreements.

                   Cash Collection and Administration

                   Payments on pool assets are deposited X into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction
1122(d)(2)(i) agreements.

                   Disbursements made via wire transfer on           X
                   behalf of an obligor or to investor are
1122(d)(2)(ii) made only by authorized personnel.

                   Advances of funds or guarantees X regarding collections, cash flows or distributions, and any interest or other fees
                   charged for such advances, are made, reviewed, and approved as specified in
1122(d)(2)(iii) the transaction agreements.

1^ Option One asserts to the component of the criterion of monitoring Servicer events of default and Servicer termination triggers related to events of default.

2^ Another party performs all other activities related to this criterion.

3^ Option One asserts that only two third parties exist within this criterion -
   FIS Tex Services (formerly known as LSI Tax Services) and ZC Sterling
   Insurance Agency Inc. "ZCSIA". Both of these third parties have provided an assertion end related attestation report for the activities they perform with respect to the relevant criteria.

4^ Another party performs all other activities related to this criterion.

(page)

INAPPLICABLE

APPLICABLE                             SERVICING
                             SERVICING                              CRITERIA                              SERVICING
CRITERIA                          CRITERIA
                                                                                                  Performed
by          Not

subservicer(s) performed by
                                                                                Performed           by           or
vendor(s)      Option One or
                                                                 Performed         Vendor(s)         for        for
which              by
                                                                  Directly         which        Opton        Option
One        subservicer(s)
                                                                    by       One       is      the      is      NOT
the        or vendor (s)
                                                                  Option              One               Responsible
Responsible       retained by
                                                                                Party
Party          Option One
Reference                        Criteria

                   The                  related                  accounts                  for                  the
X^5                                                X^6
                   transaction, such as cash reserve
                   accounts or accounts established as a
                   form of overcollateralization, are
                   separately maintained (e.g., with respect
                   to commingling of cash) as set forth in
1122(d)(2)(iv) the transaction agreements.

                   Each custodial account is maintained at           X
                   a federally insured depository
                   institution as set forth in the
                   transaction agreements. For purposes of
                   this criterion, "federally insured
                   depository institution" with respect to a
                   foreign financial institution means a
                   foreign financial institution that meets
                   the requirements of Rule 13k-1(b)(1)
1122(d)(2)(v) of the Securities Excahnge Act.

                   Unissued checks are safeguarded so as             X^7
1122(d)(2)(vi)     to prevent unauthorized access.

                   Reconciliations are prepared on a                 X
                   monthly basis for all asset-backed
                   securities related bank accounts,
                   including custodial accounts and related
                   bank clearing accounts. These
                   reconciliations are (A) mathematically
                   accurate; (B) prepared within 30
                   calendar days after the bank statement
                   cutoff date, or such other number of days
                   specified in the transaction agreements;
                   (C) reviewed and approved by someone
                   other than the person who prepared the
                   reconciliation; and (D) contain
                   explanations for reconciling items.
                   These reconciling items are resolved
                   within 90 calendar days of their original
                   identification, or such other number of
                   days specified in the transaction
1122(d)(2)(vii) agreements.

                   Investor                                     Remittances                                     and
Reporting

                   Reports to investors, including those            X^8
                   to be filed with the Commission, are
                   maintained in accordance with the
                   transaction agreements and applicable
                   Commission requirements. Specifically,
                   such reports (A) are prepared in
                   accordance with timeframes and other
                   terms set forth in the transaction
                   agreements;                                      (B)                                     provide
information                                                                  X^9
                   calculated in accordance with the terms specified in the
                   transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with the investors' or
1122(d)(3)(i) trustee's records as to the total

5^ Option One asserts to this criterion with respect to establishing and maintaining principal & interest custodial accounts and impound (tax &
   insurance) custodial accounts.

6^ Another party performs all other activities related to this criterion.

7^ Option One asserts in whole to this criterion as Option One utilizes safety paper blank check stock and has no unissued checks.

8^  For (A), (B), and (D), the Option One assertion to this criterion is only for the functions of a Servicer clearly identified in transaction documents.
    (C) is not applicable to Option One.

9^ Another party performs all other activities related to this criterion.

(page)

INAPPLICABLE

APPLICABLE                             SERVICING
                             SERVICING                              CRITERIA                              SERVICING
CRITERIA                          CRITERIA
                                                                                                  Performed
by          Not

subservicer(s) performed by
                                                                                Performed           by           or
vendor(s)      Option One or
                                                                 Performed         Vendor(s)         for        for
which              by
                                                                  Directly         which        Opton        Option
One        subservicer(s)
                                                                    by       One       is      the      is      NOT
the        or vendor (s)
                                                                  Option              One               Responsible
Responsible       retained by
                                                                                Party
Party          Option One
Reference                        Criteria

                   unpaid principal balance and number of [pool
1122(d)(3)(i)      assets] serviced by the Servicer.

                   Amounts            due            to             investors             are             allocated
X^10                                                  X^11
                   and                        remitted                        in                         accordance
with
                   timeframes,                                 distribution                                priority
and
                   other               terms               set               forth              in              the
transaction
 1122(d)(3)(ii) agreements.

                   Disbursements made to an investor are           X
                   posted within two business days to the
                   Servicer's                investor                records,                or                such
other
                   number              of              days              specified              in              the
transaction
1122(d)(3)(iii) agreements.

                   Amounts remitted to investors per the           X
                   investor reports agree with cancelled
                   checks,              or             other              form             of              payment,
or
1122(d)(3)(iv) custodial bank statements.

                   Pool                                                                                       Asset
Administration

                   Collateral             or             security             on            pool             assets
X^12                                                 X^13
                   is                  maintained                  as                  required                  by
the
                   transaction                      agreements                      or                      related
mortgage
1122(d)(4)(i) loan documents.

                   pool             assets            and             related             documents             are
X^14                                                   X^15
                   safeguarded                         as                        required                        by
the
1122(d)(4)(ii) transaction agreements.

                   Any                        additions,                        removals,                        or
X^16                                                  X^17
                   substitutions              to             the             asset             pool             are
made,
                   reviewed,                and                approved                in                accordance
with
                   any                 conditions                or                 requirements                 in
the
1122(d)(4)(iii) transaction agreements.

                   Payments            on            pool             assets,             including             any
X
                   payoffs,                 made                 in                 accordance                 with
related
                   pool             asset              documents              are             posted             to
the
                   Servicer's                     obligor                    records                     maintained
no
                   more                  than                  two                  business                   days
after
                   receipt,              or             such              other              number              of
days
                   specified                        in                       the                        transaction
agreements,
                   and allocated to

10^ Option One asserts to timely remittances to the Trustee as defined in the transaction agreements.

11^ Another party performs all other activities related to this criterion.

12^ Option One asserts to this criterion only as it relates to its obligation to request and obtain a collateral file from the custodian in accordance with the transaction agreements.

13^ Another party performs all other activities related to this criterion.

14^ Option One asserts to this criterion as it relates to its responsibility to return collateral files to the custodian when required under the transaction agreements.

15^ Another party performs all other activities related to this criterion.

16^ Option One assertion to this criterion is only for the functions of a
    Servicer clearly identified in transaction documents.

17^ Another party performs all other activities related to this criterion.

(page)

INAPPLICABLE

APPLICABLE                             SERVICING
                             SERVICING                              CRITERIA                              SERVICING
CRITERIA                          CRITERIA
                                                                                                  Performed
by          Not

subservicer(s) performed by
                                                                                Performed           by           or
vendor(s)      Option One or
                                                                 Performed         Vendor(s)         for        for
which              by
                                                                  Directly         which        Opton        Option
One        subservicer(s)
                                                                    by       One       is      the      is      NOT
the        or vendor (s)
                                                                  Option              One               Responsible
Responsible       retained by
                                                                                Party
Party          Option One
Reference                        Criteria

                   principal, interest, or other items (e.g.,
                   escrow) in accordance with the related
1122(d)(4)(iv) pool asset documents.

                   The                Servicer's                records                regarding                the
X
                   pool                   assets                   agree                  with                  the
Servicer's
                   records                   with                   respect                  to                  an
obligor's
1122(d)(4)(v) unpaid principal balance.

                   Changes           with           respect           to           the           terms           or
X
                   status             of             an              obligor's              pool              asset
(e.g.,
                   loan                       modifications                      or                      re-agings)
are
                   made,                  reviewed                  and                 approved                 by
authorized
                   personnel                       in                        accordance                        with
the
                   transaction                      agreements                      and                     related
pool
1122(d)(4)(vi) asset documents.

                   Loss                mitigation                or                recovery                 actions
X
                   (e.g.,                                     forbearance                                    plans,
modifications
                   and                    deeds                    in                    lieu                    of
foreclosure,
                   foreclosures                                 and                                  repossessions,
as
                   applicable) are initiated, conducted, and
                   concluded                                     in                                      accordance
with
                   the                          timeframes                         or                         other
requirements
                   established                                        by                                        the
transaction
1122(d)(4)(vii) agreements.

                   Records                    documenting                     collection                    efforts
X
                   are              maintained              during             the             period             a
pool
                   asset                is                 delinquent                 in                 accordance
with
                   the                      transaction                      agreements.                       Such
records
                   are               maintained               on              at               least              a
monthly
                   basis,             or            such             other             period             specified
in
                   the                      transaction                       agreements,                       and
describe
                   the                        entity's                         activities                        in
monitoring
                   delinquent                      pool                      assets                      including,
for
                   example,                       phone                       calls,                       letters,
and
                   payment                 rescheduling                plans                in                cases
where
                   delinquency                       is                      deemed                       temporary
(e.g.,
1122(d)(4)(viii)                                             illness                                             or
unemployment).

                   Adjustments             to             interest             rates            or            rates
X
                   of              return              for              pool               assets              with
variable
                   rates              are              computed              based              on              the
related
1122(d)(4)(ix) pool asset documents.

                   Regarding any funds held in trust for             X
                   an obligor (such as escrow accounts): (A)
                   such funds are analyzed, in accordance
                   with the obligor's pool asset documents,
                   on at least an annual basis, or such
                   other period specified in the transaction
                   agreements; (B) interest on such funds is
                   paid, or credited, to obligors in
                   accordance with applicable pool asset
                   documents and state laws; and (C) such
                   funds are returned to the obligor within
                   30 calendar days of full repayment of the
                   related [pool asset], or such other number
                   of days specified in the transaction
1122(d)(4)(x) agreements.

                                     (page)

INAPPLICABLE

APPLICABLE                             SERVICING
                             SERVICING                              CRITERIA                              SERVICING
CRITERIA                          CRITERIA
                                                                                                  Performed
by          Not

subservicer(s) performed by
                                                                                Performed           by           or
vendor(s)      Option One or
                                                                 Performed         Vendor(s)         for        for
which              by
                                                                  Directly         which        Opton        Option
One        subservicer(s)
                                                                    by       One       is      the      is      NOT
the        or vendor (s)
                                                                  Option              One               Responsible
Responsible       retained by
                                                                                Party
Party          Option One
Reference                        Criteria

                   Payments made on behalf of an obligor             X^18                                X
                   (such             as             tax             or             insurance              payments)
are
                   made           on          or           before           the           related           penalty
or
                   expiration                 dates,                 as                 indicated                on
the
                   appropriate                 bills                 or                 notices                 for
such
                   payments,                provided                that                such                support
has
                   been           received           by          the           servicer           at          least
30
                   calendar              days             prior             to             these             dates,
or
                   such             other             number             of             days              specified
in
1122(d)(4)(xi) the transaction agreements.

                   Any late payment penalties in                     X^19                                X
                   connection           with           any           payment           to          be          made
on
                   behalf           of           an            obligor            are           paid           from
the
                   servicer's              funds             and             not             charged             to
the
                   obligor,             unless             the             late             payment             was
due
1122(d)(4)(xii) to the obligor's error or omission.

                   Disbursements made on behalf of an                X^20                                X
                   obligor                  are                  posted                  within                 two
business
                   days                  to                 the                  obligor's                  records
maintained
                   by          the           Servicer,           or           such           other           number
of
                   days                          specified                          in                          the
transaction
1122(d)(4)(xiii) agreements.

                   Delinquencies,                                  charge-offs,                                 and
X
                   uncollectible                     accounts                    are                     recognized
and
                   recorded                        in                        accordance                        with
the
1122(d)(4)(xiv) transaction agreements.

                   Any                        external                        enhancement                        or
other                                                                        X
                   support,                                      identified                                      in
Item
                   1114(a)(1)              through             (3)             or             Item             1115
of
                   this             Regulation             AB,             is             maintained             as
set
1122(d)(4)(xv) forth in the transaction agreements.

18^ Option One asserts only to tax disbursements made by wholly-owned Premier
    Property Tax Services, LLC. Option One also outsources the activities required by this criterion to third parties - FIS Tax Services (formerly known as LSI Tax Services) and ZC Sterling Insurance Agency Inc. "ZCSIA"
    each of whom has performed an assessment of their compliance obtained a related attestation report.

19^ Option One asserts only to late payments related to tax disbursements made by wholly-owned Premier Property Tax Services, LLC. Option One also outsources the activities required by this criterion to third parties - FIS
    Tax Services (formerly known as LSI Tax Services) and ZC Sterling Insurance
    Agency Inc. "ZCSIA" - each of whom has performed an assessment of their compliance obtained a related attestation report.

20^ Option One asserts only to tax disbursements made by wholly-owned Premier
    Property Tax Services, LLC. Option One also outsources the activities required by this criterion to third parties - FIS Tax Services (formerly known as LSI Tax Services) and ZC Sterling Insurance Agency Inc. "ZCSIA" -
    each of whom has performed an assessment of their compliance obtained a related attestation report.

EX-34 (c)
(logo) KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60801-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the compliance of the Corporate Trust Services division of
Wells Fargo Bank, National Association (the Company) with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation
AB for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities, for which the Company provides master servicing, trustee, securities administration or paying agent services, excluding transactions issued by any agency or instrumentality of the U.S. government or any government sponsored entity (the Platform), except for servicing criteria
1122(d)(1)(iii), 1122(d)(4)(ii), 1122(d)(4)(iv), 1122(d)(4)(v),
1122(d)(4)(viii), 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii)
and 1122(d)(4)(xiii), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended December 31, 2006. Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset-backed transactions and securities that comprise the Platform, testing of less than all of the servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the
Company's compliance with the servicing criteria.

As described in the accompanying management's Assessment of Compliance With
Applicable Servicing Criteria, for servicing criteria 1122(d)(4)(i), the Company has engaged various vendors to perform the activities required by these servicing criteria. The Company has determined that these vendors are not considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the
Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation
17.06 of the SEC Division of Corporation Finance Manual of Publicly Available
Telephone Interpretations ("Interpretation 17.06"). As permitted by
Interpretation 17.06, the Company has asserted that it has policies and

KPMG LLP, a U.S. limited liability partnership, in the U.S. member firm of KPMG International, a Swiss cooperative.

(page)

(logo) KPMG

procedures in place designed to provide assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Company's eligibility to apply Interpretation 17.06.

Our examination disclosed material noncompliance with criterion 1122(d)(3)(i), as applicable to the Company during the twelve months ended December 31, 2006.
Certain monthly investor or remittance reports included errors in the calculation and/or the reporting of delinquencies for the pool assets.

In our opinion, except for the material non-compliance described above, the
Company complied, in all material respects, with the aforementioned servicing criteria, including servicing criteria for which compliance is determined based on Interpretation 17.06 as discussed above, as of and for the twelve months ended December 31, 2006.

/s/ KPMG LLP

Chicago, IL 60601
March 1, 2007

EX-34 (d)
(logo) KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank National Association:

We have examined management's assertion, included in the accompanying Appendix
I, that the Document Custody section of the Corporate Trust Services division of
Wells Fargo Bank National Association complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB
for publicly-issued (i.e., transaction-level reporting required under the
Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January
1, 2006 for which the Company provides document custody services, excluding any publicly issued transactions issued by any government sponsored entity (the
Platform) as of and for the twelve months ended December 31, 2006. Management has determined that servicing criteria 1122(d)(4)(i) and 1122(d)(4)(ii) are applicable to the activities it performs with respect to the Platform, and that all other servicing criteria set forth in Item 1122(d) are not applicable to the document custody services provided by the Company with respect to the Platform.
Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset-backed transactions and securities that comprise the Platform, testing of less than all of the servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the
Company's compliance with the servicing criteria.

In our opinion, management's assertion that the Company complied with the aforementioned servicing criteria as of and for the period ended December 31,
2006 is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois
March 1, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG
International, a Swiss cooperative.

EX-34 (e)
(logo) ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

We have examined management's assertion, included in the accompanying Report on
Assessment of Compliance with Securities and Exchange Commission's Regulation AB
Servicing Criteria, that ZC Sterling Insurance Agency, Inc. (the Company)
complied with certain servicing criteria set forth in Item 1122 (d) of the
Securities and Exchange Commission's Regulation AB for the ZC Sterling
Integrated Product Solution (ZIPS) hazard insurance outsourcing Platform
(Platform) as of and for the year ended December 31, 2006. The Company has determined that only certain servicing criteria 1122 (d) 1(iv), 1122 (d) 2(vi),
1122 (d) 4(xi), 1122 (d) 4(xii), and 1122 (d) 4(xiii) are applicable to the activities performed by them with respect to the Platform covered by this report. The Company has determined that the remaining servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission's Regulation AB
are not applicable to the activities performed by them with respect to the
Platform covered by this report. See Appendix A of management's assertion for the Platform covered by this report. Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company
Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the servicing activities related to the Platform, and determining whether the Company performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the Platform. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

In our opinion, management's assertion that the Company complied with the aforementioned servicing criteria as of and for the year ended December 31, 2006 for the ZIPS Platform is fairly stated, in all material respects.

/s/ Ernst & Young LLP

February 20, 2007

A Member Practice of Ernst & Young Global

EX-35 (a)
(logo) OPTION ONE
       MORTGAGE One gets it done.

March 15, 2007

Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, Maryland 21045
Attn: Option One Mortgage Loan Trust 2006-2
Inv#441

Pursuant to Section 3.20 of the Pooling and Servicing Agreement, dated and effective as of June 1, 2006, among Option One Mortgage Acceptance Corporation as Depositor, Option One Mortgage Corporation, as Master Servicer, and Wells
Fargo Bank, N.A., as Trustee, (the "Servicing Agreement"), enclosed is the required officer's certificate of compliance.

If you have any questions, please contact Elizabeth Nguyen at (949) 727-8226 or email: Elizabeth.Nguyen@oomc.com

Option One Mortgage Corporation
6501 Irvine Center Drive
Irvine, CA 92618

6501 Irvine Center Drive * Irvine * California * 92618 * (800) 704-0800

(logo) EQUAL HOUSING LENDER

(page)

(logo) OPTION ONE MORTGAGE
       One gets it done.

Annual Compliance Certificate

I, Rodney A. Smith, the undersigned, the duly authorized Vice President
-Servicing Officer of Option One Mortgage Corporation (as "Master Servicer"),
does hereby certify the following for the calendar year ending on December 31,
2006:

1.   A review of the activities of the Servicer during the preceding calendar year (or portion thereof) and of its performance under the Servicing
     Agreement (as defined in the cover letter) for such period has been made under my supervision.

2.   To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout such year (or applicable portion thereof), except as disclosed on Appendix A, attached.

Certified By:

/s/ Rodney A. Smith
Name:  Rodney A. Smith
Title: Servicing Offcier  Vice President
Date:  March 15, 2007

6501 Irvine Center Drive * Irvine * California * 92618 * (800) 704-0800

(logo) EQUAL HOUSING LENDER

(page)

(logo) OPTION ONE MORTGAGE
       One gets it done

APPENDIX A

Criteria 1122(d)(1)(iv)
Option One's fidelity bond insurance was less than FNMA requirements by approximately $5.4 million on average during the first six months of the year, and during such six month period reached up to $8.6 million less than the FNMA requirements. Upon discovery of the deficiency, Option One renewed the insurance policy on June 17, 2006 for coverage in excess of the FNMA requirements.

6501 Irvine Center Drive * Irvine * California * 92618 * (800) 704-0800

(logo) EQUAL HOUSING LENDER

EX-35 (b)
(logo) WELLS FARGO

Corporate Trust Services
MAC N2702-011
9062 Old Annapolis Road
Columbia, MD 21045
410 884-2000
410 715-2380 Fax

Wells Fargo Bank, N.A.

July    , 2007

Option One Mortgage Acceptance Corporation

RE: Annual Statement As To Compliance for Option One Mortgage Loan Trust 2006-2

Per Section 3.20 of the Pooling and Servicing Agreement (the "Agreement"), dated as of 6/1/2006, the undersigned Officer of Wells Fargo Bank, N.A., ( the
"Trustee"), hereby certifies the following for the 2006 calendar year or portion thereof applicable to this Transaction ( the "Reporting Period"):

(i) A review of the activities of such party during the Reporting Period and of performance under the Agreement has been made under such officers' supervision;
and

(ii) to the best of such officers' knowledge, based on such review, such party has fulfilled all of its obligations under the Agreement in all material respects throughout The Reporting Period.

Certified By:
/s/Kristen Ann Cronin
Kristen Ann Cronin, Vice President

Certified By:
/s/Gordon Johnson
Gordon Johnson, Assistant Secretary